UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-33488

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

Missouri State Bank & Trust Company Retirement Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

MARSHALL & ILSLEY CORPORATION 770 North Water Street Milwaukee, Wisconsin 53202

Financial Statement and Exhibits

(a)	Financial Statements:

Missouri State Bank & Trust Company Retirement Savings Plan

Report of Independent Registered Public Accounting Firm.

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007.

Notes to Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008.

Supplemental Schedule, Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2008.

(b)	Exhibits:

	23	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

Missouri State Bank & Trust Company Retirement Savings Plan
Financial Statements as of and for the Years Ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements as of and for the Years Ended December 31, 2008 and 2007	4–14

SUPPLEMENTAL SCHEDULE —	15

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	16

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Missouri State Bank & Trust Company
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

/s/ Deloitte & Touche, LLP

Milwaukee, Wisconsin
May 29, 2009

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS — Investments — at fair value:
Master Trusts	$540,106	$896,760
Investments	808,072	1,876,307
Loans to participants	2,041	4,043

Total investments	1,350,219	2,777,110

RECEIVABLES — Accrued investment income	731	849

Total assets	1,350,950	2,777,959

LIABILITIES — Payables for pending trades	73	97

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,350,877	2,777,862

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTACTS	5,244	1,534

NET ASSETS AVAILABLE FOR BENEFITS	$1,356,121	$2,779,396

See notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INVESTMENT INCOME:
(Loss) income from Master Trusts	$(253,019)	$5,467
Net (depreciation) appreciation of fair value of investments	(481,521)	90,304
Interest and dividends	28,669	36,588

Net investment (loss) income	(705,871)	132,359

DEDUCTIONS — Benefits paid to participants	(717,404)	(534,367)

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(1,423,275)	(402,008)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,779,396	3,181,404

End of year	$1,356,121	$2,779,396

See notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all salaried employees of Missouri State Bank & Trust Company (the “Company”). Marshall & Ilsley Corporation (the “Corporation”) is the administrator of the Plan and Marshall & Ilsley Trust Company (the “Trustee”), a subsidiary of the Corporation, serves as the trustee of the Plan. Prior to the Company’s merger with the Corporation, described below, the Company served as administrator and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On April 1, 2006, the Company merged with the Corporation, and participants terminated as a direct result of the merger became 100% vested in the Plan. Participants continuing with the Corporation post merger are subject to the vesting schedule of the Plan as described below. The Plan’s benefits were frozen as of April 30, 2006.

Effective April 1, 2006, each active Company Plan participant was eligible to become a participant in the M&I Retirement Program, a defined contribution plan that is subject to the provisions of ERISA.

Contributions — Prior to the Plan being frozen, participants could elect to contribute 1% to 15% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. The Company also made discretionary matching contributions equal to a percentage of participants’ elective deferral contributions. Participants could also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. However, such contributions were not eligible for matching contributions by the Company.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. For participants not 100% vested as a result of the Company merger, vesting in the Company’s contributions is based on continuous service. A participant vests 20% each year upon completing two years of service. A participant is 100% vested after completing six years of service.

Forfeitures — Prior to the Plan being frozen, forfeited nonvested accounts were used to reduce Company contributions. Subsequent to the Plan being frozen, forfeited nonvested accounts were used to pay administrative expenses and then allocated to participants.

Investments — Participants may direct the investment of their contributions into the twenty-one investment options offered by the Plan. Participants who are invested in the Metavante Stock Fund are able to diversify their investment out of the fund, but are not able to direct new contributions into it.

Participant Loans — Prior to May 1, 2006, participants were permitted to borrow from their vested accounts with a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever was less. The loans were secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. As of May 1, 2006, the Plan no longer offered new loans to participants. The loans were written with original terms of two to five years. The interest rates were based on prevailing market conditions when the loans were written and are fixed over the life of the note. Interest rates on participant loans were 6.50% at December 31, 2008, and ranged from 6.50% to 7.50% at December 31, 2007.

Payment of Benefits — Participants in the Plan or beneficiaries are eligible to receive a benefit upon their termination, normal retirement date, early retirement date, death, financial hardship, or disability, as defined, equal to the amount in their individual vested account. Participants who are 59 1/2 or older may take in-service pre-tax withdrawals for any reason.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties — The Plan investments include mutual funds, interests in master trusts, and a common collective fund that holds synthetic and traditional guaranteed investment contracts (GIC’s). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could have a material effect on the values of the investment instruments reported in the financial statements. Synthetic and traditional GIC’s, which meet the definition of fully benefit-responsive, are carried at contact value. If an event were to occur such that the realization of the full contract value is no longer probable (for example, a significant decline in credit worthiness of the contract issuer or wrapper provider), these investment contracts would no longer be considered fully benefit responsive and would be carried at fair value.

Investment Valuation — All investments are stated at fair value, except for the M&I Stable Principal Fund (the “Stable Principal Fund”) whose investments include synthetic and traditional GIC’s which meet the definition of fully benefit-responsive under SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, as amended by FASB Staff Position AAGINV and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Contract value is considered the relevant measurement attribute for benefit-responsive contracts because that is the amount participants in the fund would pay or receive if they were to initiate contributions or withdrawals. Therefore, the fair value stated in investments is adjusted to contract value on the statement of net assets available for benefits for fully-benefit responsive investment contracts. The GIC crediting interest rates are determined at various intervals under the terms of the investment contracts. There are no limitations on guarantees of the contracts.

Income Recognition — Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The statements of changes in net assets available for benefits reflect income credited to participants and net appreciation or depreciation in fair value of only those investments that are not fully benefit responsive.

Administrative Expenses — Trust fees are paid by the Corporation. All administrative expenses of the Plan were paid by the Corporation for the year ended December 31, 2008.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to participants who elected to withdraw from the Plan but were not yet paid as of December 31, 2008 and 2007.

3.	FAIR VALUE MEASUREMENTS

On January 1, 2008 the Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides enhanced guidance for measuring fair value. The standard generally applies whenever other standards require or permit assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged. The standard does not expand the use of fair value in any new circumstances.

In October 2008, the Financial Accounting Standards Board (“FASB”) issued FSP No. FAS 157-3 (“FSP 157-3”), Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP 157-3 clarifies, but does not change, the application of existing principles in SFAS 157 in a market that is not active and provides an example to illustrate key considerations for determining the fair value of a financial asset when either relevant observable inputs do not exist or available observable inputs are in a market that is not active. FSP 157-3 was effective upon issuance and the effect of adoption was not significant.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining When the Volume and Level of Activity for an Asset or Liability have Substantially Decreased and Identifying Transactions That Are Not Orderly. The FSP clarifies but does not change the fair value existing principles in FAS 157. FSP 157-4 is effective for the plan on January 1, 2010. The impact of the FSP on the Plan is not expected to be significant.

Fair-Value Hierarchy — SFAS 157 establishes a three-tier hierarchy for fair value measurements based upon the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value. A financial instrument is categorized in its entirety and its categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are described below:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value — Following is a description of the valuation methodologies used for measuring the fair value of investments.

Interest in Master Trusts — These investment vehicles are unitized funds which are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets (mutual funds and common stock) owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The fair values of the underlying assets are based on quoted prices in active markets for identical assets and classified as level 1 within the valuation hierarchy (See Note 5).

Investments — Mutual Funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

The Stable Principal Fund is primarily invested in traditional and synthetic GIC’s, interests in a securities lending collateral fund and a money market fund.

Traditional GIC’s are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional contract is the sole responsibility of the issuing entity. In the case of a synthetic GIC, the Fund purchases high quality debt obligations and enters into contractual arrangements (wrapper contracts) with third parties related to these debt obligations to provide a guarantee of contract value and specified interest.

Fair values of the high quality debt instruments underlying the synthetic GIC’s and the interest in the securities lending collateral fund are measured using various matrix pricing methodologies or complied modeled prices from various sources. These models are primarily industry-standard processes that apply various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates and current and contractual prices for the underlying investments. Substantially all of inputs to the pricing matrix and model assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The fair values of the traditional GIC’s are determined using a discounted cash flow model. The fair value of the wrapper contract is determined to be zero since the wrapper resets monthly at market rates.

During 2008, the Stable Principal Fund entered into two capital support agreements (“CSAs”), one as of September 30, 2008, with the Trustee, and one as of November 30, 2008, with the Corporation. The CSAs were necessary due to volatility in the fixed income securities markets, which the Trustee believes is liquidity-driven. The Trustee’s CSA requires the Trustee to contribute up to $30 million in capital to the Stable Principal Fund if the retention or disposition of interests in the securities lending collateral fund held by the Stable Principal Fund cause a loss that would otherwise prevent the Stable Principal Fund from valuing assets on a cost rather than a market value basis and maintaining a stable net asset value of $1.00 per unit. The Corporation’s CSA requires the Corporation to contribute up to $60 million of capital to the Stable Principal Fund in the same circumstances, but the Corporation’s obligation would only be triggered upon the exhaustion of the Trustee’s capital support under its CSA. Both CSAs’ initial terms ended on December 31, 2008, and both were renewed under their terms, which provide for three month renewals with all the significant terms, including maximum contribution limits, remaining unchanged. To date, no capital contributions have been required under either CSA. The fair value of the capital support agreements provided to the Stable Value Fund by the Corporation and the Trustee is generally the intrinsic value of the guarantee and represents approximately 40% of the aggregate CSA’s contractual limit.

The fair value of the Stable Value Fund is classified as level 2 of the fair valuation hierarchy.

Loans to Participants — Participant loans are valued at unpaid principal amounts, which approximates fair value and are classified within level 3 of the valuation hierarchy.

Investments held outside the Master Trusts stated at fair value on a recurring basis are categorized in their entirety in the table below based upon the lowest level of significant input to the valuations as of December 31, 2008.

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Investments:
Mutual Funds	$709,731	$-	$-	$709,731
Stable Value Fund		98,341		98,341
Loans to Participants			2,041	2,041

TOTAL	$709,731	$98,341	$2,041	$810,113

Level 3 Gains and Losses — The table presented below summarizes the change in balance sheet carrying values associated with financial instruments measured using significant unobservable inputs (Level 3) during the year ended December 31, 2008.

Loans to
Participants

Balance — January 1, 2008	$4,043

Payments	(2,002)

Balance — December 31, 2008	$2,041

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007

M&I Master Trust — M&I Stock Fund*	$78,136	$-
M&I Master Trust — Growth Balanced Fund*	197,958	295,627
M&I Master Trust — Moderate Balanced Fund*	97,511	148,602
M&I Master Trust — Aggressive Stock Fund*	93,186	204,363
Marshall Mid-Cap Value Fund*		166,489
Marshall International Stock Fund*	108,620	312,954
Vanguard Institutional Index Fund	136,070	350,966
Goldman Sachs Small-Cap Value Fund		149,058
Davis Venture		164,721
M&I Stable Principal Fund*	98,341

*Represents party-in-interest

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated) appreciated in value as follows:

	2008	2007

Mutual funds	$(481,521)	$90,304

Net (depreciation) appreciation in fair value of investments	$(481,521)	$90,304

5.	INTEREST IN MASTER TRUSTS

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. The “Master Trusts” are established by the Corporation and administered by the Trustee. Use of the Master Trusts permits the commingling of the Plan’s assets with the assets of the NYCE 401(k) Plan, North Star Financial Corporation 401k Plan, and the M&I Retirement Plan for investment and administrative purposes. Effective November 1, 2007 the NYCE 401(k) Plan exited the trusts. Although assets of the remaining plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan’s investments and income (loss) in the Master Trusts at December 31, 2008 and 2007 are summarized as follows:

	2008	2007

Investments — whose fair value is determined based on quoted market prices — mutual funds	$46,731,143	$79,471,498

Net assets of the M&I Master Trust — Aggressive Stock Fund	$46,731,143	$79,471,498

Plan’s interest in net assets of the M&I Master Trust — Aggressive Stock Fund	$93,186	$204,363

Plan’s interest in M&I Master Trust — Aggressive Stock Fund as a percentage of the total	0.20%	0.26%

Dividend and interest income	$742,528	$888,082
Net (depreciation) appreciation in the fair value of investments — mutual funds	(34,058,946)	11,358,201

Total M&I Master Trust — Aggressive Stock Fund (loss) income	$(33,316,418)	$12,246,283

M&I Master Trust — Growth Balanced Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — mutual funds	$64,314,340	$90,305,498

Net assets of the M&I Master Trust — Growth Balanced Fund	$64,314,340	$90,305,498

Plan’s interest in net assets of the M&I Master Trust — Growth Balanced Fund	$197,958	$295,627

Plan’s interest in M&I Master Trust — Growth Balanced Fund as a percentage of the total	0.31%	0.33%

Dividend and interest income	$2,222,653	$3,043,328
Net (depreciation) appreciation in the fair value of investments — mutual funds	(27,934,492)	7,437,627

Total M&I Master Trust — Growth Balanced Fund (loss) income	$(25,711,839)	$10,480,955

M&I Master Trust — Aggressive Balanced Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — mutual funds	$12,135,976	$18,199,895

Net assets of the M&I Master Trust — Aggressive Balanced Fund	$12,135,976	$18,199,895

Plan’s interest in net assets of the M&I Master Trust — Aggressive Balanced Fund	$9,420	$21,082

Plan’s interest in M&I Master Trust — Aggressive Balanced Fund as a percentage of the total	0.08%	0.12%

Dividend and interest income	$306,973	$359,439
Net (depreciation) appreciation in the fair value of investments — mutual funds	(7,043,994)	1,451,322

Total M&I Master Trust — Aggressive Balanced Fund (loss) income	$(6,737,021)	$1,810,761

M&I Master Trust — Moderate Balanced Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — mutual funds	$8,296,963	$9,751,289

Net assets of the M&I Master Trust — Moderate Balanced Fund	$8,296,963	$9,751,289

Plan’s interest in net assets of the M&I Master Trust — Moderate Balanced Fund	$97,511	$148,602

Plan’s interest in M&I Master Trust — Moderate Balanced Fund as a percentage of the total	1.18%	1.52%

Dividend and interest income	$337,690	$361,399
Net (depreciation) appreciation in the fair value of investments — mutual funds	(2,415,811)	401,452

Total M&I Master Trust — Moderate Balanced Fund (loss) income	$(2,078,121)	$762,851

M&I Master Trust — Diversified Stock Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — mutual funds	$16,552,186	$24,236,217

Net assets of the M&I Master Trust — Diversified Stock Fund	$16,552,186	$24,236,217

Plan’s interest in net assets of the M&I Master Trust — Diversified Stock Fund	$57,251	$96,038

Plan’s interest in M&I Master Trust — Diversified Stock Fund as a percentage of the total	0.35%	0.40%

Dividend and interest income	$306,185	$318,881
Net (depreciation) appreciation in the fair value of investments — mutual funds	(10,323,362)	2,027,564

Total M&I Master Trust — Diversified Stock Fund (loss) income	$(10,017,177)	$2,346,445

M&I Master Trust — Metavante Stock Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — common stock	$33,821,614	$54,882,646

Net assets of the M&I Master Trust — Metavante Stock Fund	$33,821,614	$54,882,646

Plan’s interest in net assets of the M&I Master Trust — Metavante Stock Fund	$6,644	$29,428

Plan’s interest in M&I Master Trust — Metavante Stock Fund as a percentage of the total	0.02%	0.05%

Dividend and interest income	$10,177	$3,907
Net (depreciation) appreciation in the fair value of investments — common stock	(15,912,545)	77,851,991

Total M&I Master Trust — Metavante Stock Fund (loss) income	$(15,902,368)	$77,855,898

M&I Master Trust — M&I Stock Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — common stock	$105,201,398	$192,036,571

Net assets of the M&I Master Trust — M&I Stock Fund	$105,201,398	$192,036,571

Plan’s interest in net assets of the M&I Master Trust — M&I Stock Fund	$78,136	$101,620

Plan’s interest in M&I Master Trust — M&I Stock Fund as a percentage of the total	0.07%	0.05%

Dividend and interest income	$9,589,619	$11,158,319
Net (depreciation) appreciation in the fair value of investments — common stock	(93,929,990)	(196,568,499)

Total M&I Master Trust — M&I Stock Fund (loss) income	$(84,340,371)	$(185,410,180)

At December 31, 2008 and 2007, the M&I Master Trust — M&I Stock Fund held 7,594,666 and 7,125,843 shares, respectively, of common stock of the Corporation, the sponsoring employer, with a cost basis of $97,442,581 and $88,432,538, respectively. During the year ended December 31, 2008 and 2007, the M&I Master Trust — M&I Stock Fund recorded dividend income of $9,529,997 and $11,075,737, respectively.

6.	FEDERAL INCOME TAX STATUS

The Plan is a Non-Standardized Prototype Plan (“Prototype Plan”) sponsored by the Trustee and adopted by the Corporation. The Plan has not requested its own determination letter from the Internal Revenue Service. However, the Corporation and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds, a common collective fund, and Master Trusts managed by the Trustee. The Corporation is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would be 100% vested in their accounts.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of and for the years ended December 31, 2008 and 2007, are as follows:

	2008	2007

Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$1,356,121	$2,779,396
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(5,244)	(1,534)

Net assets available for benefits per the Form 5500 — at fair value	$1,350,877	$2,777,862

Statements of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(1,423,275)	$(402,008)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,710)	1,458

Net loss per Form 5500	$(1,426,985)	$(400,550)

******

SUPPLEMENTAL SCHEDULE

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2008

Issuer	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current Value

M&I Master Trust — Growth Balanced Fund*	Master Trust	$197,958
M&I Master Trust — Aggressive Balanced Fund*	Master Trust	9,420
M&I Master Trust — Moderate Balanced Fund*	Master Trust	97,511
M&I Master Trust — Diversified Stock Fund*	Master Trust	57,251
M&I Master Trust — Aggressive Stock Fund*	Master Trust	93,186
M&I Master Trust — Metavante Stock Fund	Master Trust	6,644
M&I Master Trust — M&I Stock Fund*	Master Trust	78,136
Vanguard Institutional Index Fund	Registered Investment Company	136,070
Goldman Sachs Small-Cap Value Fund	Registered Investment Company	64,758
Marshall Mid-Cap Value Fund*	Registered Investment Company	51,502
Marshall Intermediate Bond Fund*	Registered Investment Company	58,406
TCW Small-Cap Growth Fund	Registered Investment Company	39,023
Marshall Mid-Cap Growth Fund*	Registered Investment Company	51,236
Marshall International Stock Fund*	Registered Investment Company	108,620
Marshall Large Cap Value Fund*	Registered Investment Company	65,607
Davis Venture	Registered Investment Company	57,866
Marshall Large Cap Growth & Income Fund*	Registered Investment Company	56,904
T. Rowe Price Growth	Registered Investment Company	19,739
M&I Stable Principal Fund*	Common Collective Fund	98,341
Various participants*	Participant Loan (at an interest rate of 6.50%)	2,041

		$1,350,219

* Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

/s/ Dennis R. Salentine

Dennis R. Salentine Vice President and Director of Corporate Benefits of the Marshall & Ilsley Corporation

Date: June 23, 2009